U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K/A and the reports on Forms 6-K filed on December 3, 2019, December 10, 2019 and December 26, 2019 are hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (file No. 333-234660) filed with SEC on November 13, 2019 and (ii) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein.

As disclosed on December 26, 2019, effective as of the opening of trading on December 27, 2019, Recon Technology, Ltd (the “Registrant” or “Company”) effected a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”). The number of the Company’s authorized ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. In connection with the Reverse Stock Split, the Company’s ordinary shares trade under a new CUSIP Number, G7415M124. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding.

The Registrant is filing this amendment to its current report on Form 6-K initially filed on December 26, 2019 for the purpose of:

(1) providing that the number of ordinary shares outstanding after the Reverse Stock Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares;

(2) confirming that all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split; and

(3) attaching the new share certificate specimen for the Company’s post-reverse stock split ordinary shares reflecting the new CUSIP number, hereto as Exhibit 4.1.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Specimen Share Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: January 17, 2020	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer